

September 21, 2012

Via E-Mail
John Wallin
Chairman and Chief Executive Officer
Accelera Innovations, Inc.
20511 Abbey Drive
Frankfort, Illinois 60423

>    **Re:    Accelera Innovations, Inc.**
>    **Amendment No. 3 to Registration Statement on Form S-1**
>    **Filed September 10, 2012**
>    **File No. 333-181591**

Dear Mr. Wallin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.    We note your response to comment 2 in our letter dated September 4, 2012 and the language that Mr. Wallin "will not sell any of his respective shares until the Company sells all of the 5,000,000 shares in its offering." If true, please revise this language to indicate that Mr. Wallin's agreement not to sell his shares until the company sells the 5,000,000 shares that it is offering is an informal one that is not evidenced by contract.

Dilution, page 37

2.    We note your response to comment 3 in our letter dated September 4, 2012. Please explain how you determined the net tangible book value of your shares of common stock of $(250,641) based on total assets of $200 cash and no liabilities reflected on your balance sheet as of June 30, 2012.

Security Ownership of Certain Beneficial Owners and Management, page 79

3.      Please update this table as of a recent practicable date.  See Item 403(a) and (b) of
        Regulation S-K.

Condensed Statements of Cash Flows, page F-14

4.      We note your response to comment 6 in our letter dated September 4, 2012 including
        your revision associated with the increase in expense recognized for vested options from
        $3,259,659 to $3,500,000.  Please explain for us the difference in the expense recognized
        of $3,500,000 and the credits to stockholders' equity of $3,259,659. Also, the net loss for
        the six months ended June 30, 2012 disclosed in your Statement of Stockholders' Equity
        does not agree with the net loss for the same period disclosed in your Statement of
        Operations.  Illustrative journal entries may be useful to our understanding.

5.      Please reconcile the discrepancy between the issuance of common stock in the amount of
        $87,350 for the six month period ended June 30, 2012 reflected on your Condensed
        Statements of Cash Flows with the issuances totaling $76,550 reflected on your
        Statement of Stockholders' Equity.  In this regard, stock issued for cash on March 13,
        2012 previously totaled $12,000 and now totals $1,200.

Signatures, page 89

6.      We note that the date of the second signature block was not updated.  Please ensure that
        all dates on the signature page are updated as appropriate in future amendments.

        You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or James
Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding
comments on the financial statements and related matters.  Please contact Daniel Leslie, Staff
Attorney, at (202) 551-3876, Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202)
551-3264 with any other questions.

                                                Sincerely,

                                                /s/ Lilyanna L. Peyser for

                                                Mara Ransom
                                                Assistant Director

cc:     Thomas E. Puzzo, Esq.
        Law Offices of Thomas E.  Puzzo, PLLC